

Mail Stop 4720

January 19, 2017

Paul Mathieson
President and Chief Executive Officer
IEG Holdings Corporation
6160 West Tropicana Ave., Suite E-13
Las Vegas, NV 89103

> **Re:** **IEG Holdings Corporation**
> **Registration Statement on Form S-4**
> **Filed January 5, 2017**
> **File No. 333-215239**
> **Schedule TO-T**
> **Filed January 5, 2017**
> **File No. 005-87962**

Dear Mr. Mathieson:

We have reviewed the above-captioned registration and tender offer statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the above-captioned filings and any information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. We note you include information about OneMain Holdings, Inc. starting on page 91 and consolidated financial statements for the fiscal year ended December 31, 2015 starting on page F-34 which appear to be based on information included in their Form 10-K filed on February 29, 2016. We further note that OneMain Holdings, Inc. filed a Form 8-K on August 29, 2016 as a result of a change in its accounting policy and included revised historical financial information (selected financial data, MD&A, etc.) as well as revised financial statements to reflect the retrospective application of the change in accounting policy. Please revise to include the revised historical financial information of OneMain

Holdings, Inc. throughout the prospectus including the December 31, 2015 financial statements.

Prospects Cover Page

2.   Please disclose on the cover page the price of a share of each company's common stock as of the most recent practicable date. In addition, revise your disclosure on the cover page to address the implied discount to OneMain's stock price represented by IEG Holdings' offer to OneMain stockholders, as well as the lack of any premium.

3.   Please disclose on the cover page and in "The Offering" section beginning on page 7 that the auditor of IEG Holdings has expressed substantial doubt about the ability of IEG Holdings to continue as a going concern because of the company's reported recurring losses and failure to generate positive net cash flows from operations.

What will I receive for my OneMain shares?, page 5

4.   Please disclose, in comparative columnar format, the prices of IEG Holdings and OneMain common stock as of the most recent practicable date. Please refer to Item 3(g) of Form S-4. In addition, please disclose the implied discount to OneMain's stock price represented by IEG Holdings' offer to OneMain stockholders and the lack of any premium, as well as the volatile nature of the price of IEG Holdings common stock, the limited public float for the stock and the limited trading activity in the stock.

Why is IEG making this offer?, page 5

5.   Please disclose why you are seeking to acquire any number of shares of OneMain common stock, explaining your purpose or purposes. In your disclosure, please specifically address how acquiring a small number of shares would serve such purpose or purposes. Please make conforming changes to the "Purpose of the Offer" description on page 7, the "Background" section starting on page 51, the "Purposes" section on page 57 and throughout the prospectus, as necessary.

How long do I have to decide whether to tender my OneMain shares in the offer?, page 6

6.   We note your statement that any extension, delay, termination, waiver or amendment of the offer will be followed "as promptly as practicable" by public announcement if required. Please revise this reference to conform to the disclosure standards codified in Rule 14d-3(b)(1) and 14d-4(d)(2). Please make similar changes on pages 5, 53, and 56.

The Offering, page 7

7.   Please move this section so that it follows the prospectus cover page. Please refer to Instruction 2 to Item 1001 of Regulation M-A.

8. Please disclose in the "IEG Holdings' Business" description that the company has a history of reporting recurring losses and failing to generate positive net cash flows from operations, quantifying both.

9. We note the following statement in the "Purpose of the Offer" description:

    "Although it is unlikely that IEG Holdings will be able to acquire enough shares in this tender offer to effect changes in OneMain's business, management or board of directors, IEG Holdings believes that a combined IEG Holdings/OneMain company would provide significant beneficial long-term growth prospects, significant operating cost reductions, significant business synergies and increased stockholder value for the combined company."

    Given your acknowledgement on page 13 that IEG will be unlikely to acquire enough shares to gain control of OneMain, please tell us why you believe it is appropriate to describe IEG Holdings and OneMain as a "combined" company. Alternatively, please revise to qualify the quoted characterization as purely hypothetical.

10. Please disclose in the "About OneMain" description that OneMain has an existing online business. Please make conforming revisions throughout the prospectus.

11. Please present in the "Comparative Market Price and Dividend Matters" description stock price information for IEG Holdings and OneMain in a comparative columnar format, as required by Item 3(g) of Form S-4.

12. You disclose that you will account for the acquisition of shares through the transaction under the acquisition method of accounting for business combinations. Considering your acknowledgement on page 13 that IEG will be unlikely to acquire enough shares to gain control of OneMain, please revise this section and similar disclosures throughout the prospectus to more accurately describe how you determined the accounting for the acquisition of any shares.

13. You state on page 8 that you may waive any condition of the offer "at any time or from time to time." Please revise to clarify, as stated on page 58, that all conditions to the offer must be satisfied or waived prior to expiration of the offer.

14. Disclosure on page 9 indicates that you will accept for exchange and will exchange tendered shares "as soon as practicable following the expiration date." Please revise your disclosure here and throughout the filing to conform to the standard codified within Rule 14e-1(c), which requires that you pay the consideration offered "promptly" upon expiration of the offer.

Summary Historical Financial Data of IEG Holdings

Summary Historical Financial Data of OneMain, page 11

15. Please present numbers in these sections in the same format to facilitate comparability. In this regard, we note that OneMain's numbers are presented "in millions" and IEG Holdings' are not.

Risk Factors

General

16. Please disclose in the introductory paragraph from where you obtained the OneMain risk factors presented in the "Risk Factors" section. If you drafted any of such risk factors, please disclose this, identifying the risk factors.

17. Please revise this section to include a risk factor addressing your auditor's going concern qualification.

18. Please tell us why you believe it is appropriate to include risk factor disclosure that addresses IEG Holdings and OneMain as a combined company when you acknowledge elsewhere in the prospectus that you are unlikely to gain control of OneMain via the tender offer.

19. Please add a risk factor for the various matters that you discuss beginning on page 57 under the heading "Effect of the Offer on the Market for OneMain Shares; NYSE Listing; Registration Under the Exchange Act; Margin Regulations."

20. Please add a risk factor addressing your lack of a written policy for the review, approval or ratification of transactions with related parties or conflicted parties.

21. Please revise this section to include a risk factor addressing the risks of your having a single director who is also your Chief Executive Officer.

The receipt of shares of IEG Holdings common stock in the offer may be taxable … , page 14

22. Please reconcile the ambiguity expressed in this risk factor as to the tax treatment of the transaction with the certainty expressed in the tax disclosures on pages 7, 10 and 151-152. In addition, please revise this risk factor to include a statement as to the opinion of your tax counsel regarding the tax treatment of the transaction as well as a cross-reference to the applicable section of the prospectus.

<u>IEG Holdings may fail to realize all of the anticipated benefits of the acquisition of OneMain … , page 15</u>

23.   Please expand your disclosure in this risk factor to specifically discuss the significant nature of the changes that you plan to make to OneMain's current business model, including the closure of more than 1,700 offices and the termination of more than 11,000 employees.

<u>IEG Holdings and OneMain will incur direct and indirect costs as a result of the offer, page 15</u>

24.   Please expand your disclosure to indicate what "[f]actors beyond [your] control" could affect the total amount or timing of expenses associated with the offer.

<u>Our ability to protect the confidential information of our borrowers and investors …, page 17</u>

25.   Please provide a description of any cyber incidents that you have experienced that are individually, or in the aggregate, material, including a description of the costs and other consequences, and disclose the extent to which you outsource functions that have material cybersecurity risks. Please refer to CF Disclosure Guidance: Topic No. 2.

<u>Our common stock price is likely to be highly volatile … , page 22</u>

26.   Please expand your disclosure to provide specific information regarding the volatility of the market price of your common stock. In this context, we note that, as of January 13, 2017, your common stock was reported to have had a fifty-two week high of $80 and a low of $0.62.

<u>Because our officers and board of directors will make all management decisions … , page 22</u>

27.   Please revise this risk factor to indicate that you currently have a single director who is also your Chief Executive Officer.

<u>OneMain's recent underwriting changes … ,page 33</u>

28.   We note that in disclosing risk factors relating to OneMain, you included the risk factors contained in OneMain's fiscal year 2015 Form 10-K, with the exception of this risk factor. Please either delete this risk factor or clarify its source.

<u>The Companies, page 50</u>

29.   To facilitate comparison, please provide revenue and income information for OneMain for the same periods that you provide for IEG Holdings.

The Offer, page 51

30.   Please revise your disclosure to address the implied discount to OneMain's stock price represented by IEG Holdings' offer to OneMain stockholders, as well as the lack of any premium.

General, page 51

31.   Please disclose your intended course of action with respect to any tendered shares should you fail to obtain control of OneMain through the exchange offer. For example, disclose whether you plan to retain any tendered shares. Refer to Item 1006(b) of Regulation M-A and Item 6 of Schedule TO.

Background of the Offer and the Acquisition, page 51

32.   Please describe in detail the analysis that you undertook with respect to the valuation of your company in calculating the exchange rate involved in the exchange offer. Please also assess how IEG management assessed the feasibility of doing a stock-for-stock tender offer in view of the disparities between IEG Holdings and OneMain, such as disparities in financial performance, assets and stock price.

33.   Please disclose the "handful of strategic acquisition alternatives" that Mr. Mathieson discussed with the board of directors on May 23, 2016. Please also revise to discuss in detail the reasons why, by May 27, 2016, you appear to have narrowed your focus to acquiring OneMain.

34.   Please disclose how you calculated the discount to market for the OneMain common stock that you disclose was discussed on July 19, 2016.

35.   Regarding board approval of the tender offer on October 28th, please disclose whether the board met and engaged in any discussion of the proposed transaction on that date before approving it, and please identify the board members who approved it.

36.   Please discuss any strategic considerations other than cutting costs that factored into your decision to move from the OTCQX market tier to the OTCQB market tier and for two of your directors to resign.

37.   Please disclose who suggested that Messrs. Banks and Hansen should resign from the board.

38.   We note your discussion of OneMain's stock price before and after its third quarter earnings release on November 7-8, 2016. In order to provide investors with a balanced view of OneMain's stock performance, please also provide its stock price as of a more recent date.

39.   Regarding the December 16, 2016 letter delivered to OneMain, please disclose what IEG Holdings' management believes supports the assertion that a business combination between OneMain and IEG could result in "significant operational synergies and cost savings."

40.   Please disclose what consideration, if any, the board gave to the challenges reasonably likely to arise from the process of converting OneMain's brick-and-mortar business model to an online-only model and to the impact such process could have on the value of OneMain's assets.

IEG Holdings' Reasons for the Offer and the Acquisition, page 52

41.   Please provide us with the basis for your statement that "cost savings of at least $1 billion per year" could be achieved. Likewise, please provide us with your basis for your representation that the possibility exists for a "reduction in aggregate annual executive compensation by at least $40.0 million."

42.   We note that the material factors your board viewed as supporting its decision to approve the offer and the acquisition would all require that you obtain control of OneMain through the exchange offer. We further note your disclosures elsewhere that Springleaf is unlikely to tender its shares and that you are willing to accept any number of shares, even if such shares constitute less than a majority of OneMain's outstanding common stock. Please expand your disclosure to discuss any strategic objectives other than taking control of OneMain that you considered in deciding whether to commence the tender offer.

43.   Please expand your disclosure to provide a more detailed discussion of your board's consideration of the "adverse consequences" for your and OneMain's businesses that may result if the acquisition was not completed in a timely manner or at all.

Distribution of Offering Materials, page 53

44.   Please disclose the date when you commenced the distribution of the offering materials.

Extension, Termination and Amendment, page 53

45.   Please revise to clarify that the public announcement of an extension shall be issued no later than 9:00 a.m. Eastern time, rather than "New York City time" on the next business day after the scheduled expiration date of the offer. Refer to Rule 14e-1(d).

Withdrawal Rights, page 54

46.   IEG represents that all questions as to the form and validity of a withdrawal notice will be determined in its sole discretion and "final and binding." Please revise to remove the

implication that security holders may not challenge IEG's determinations in a court of competent jurisdiction. In addition, please make conforming changes to the disclosure beneath the heading "Matters Concerning Validity and Eligibility" regarding tenders.

Plans for OneMain, page 57

47. Please revise your disclosure to clarify, if true, that it is unlikely that you will acquire control of OneMain via the tender offer. In addition, please disclose in detail the business strategies you would consider pursuing if you were able to acquire control of OneMain.

Certain Legal Matters; Regulatory Approvals

General, page 59

48. Please clarify whether any additional regulatory filings are required with state or federal regulators in connection with the tender offer and the transactions contemplated thereby. If such filings are required, please disclose their type and status.

Antitrust, page 59

49. Please revise your disclosure to indicate whether you have filed a Notification and Report Form with the Federal Trade Commission and the Department of Justice and, if so, when you made such filing.

Interests of Certain Persons in the Offer, page 59

50. Please update the last sentence of this section. In this regard, we note that OneMain Holdings filed a Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934 on Schedule 14D-9.

Comparative Market Price and Dividend Matters, page 61

51. Please revise your disclosure to caution OneMain stockholders as to the reliability of the price information you have provided for IEG Holdings common stock. Such cautionary language should address, among other matters, that trading in securities quoted on the OTC Markets is often thin and characterized by wide fluctuations in trading prices. Please also provide a cross-reference to your risk factor disclosure about the volatility and illiquidity of your common stock.

Unaudited Pro Forma Condensed Combined Financial Statements, page 61

52. You provide pro forma financial information here and elsewhere in the prospectus assuming you acquire sufficient shares to obtain a controlling interest and consolidate

OneMain. Considering your acknowledgement on page 13 that IEG will be unlikely to acquire enough shares to gain control of OneMain, please tell us why you believe your current presentation is appropriate. Alternatively, if you believe it is not probable that control and consolidation of OneMain will occur, please revise your pro forma financial information throughout the prospectus as appropriate. In this regard, it may be appropriate to consider providing alternative and detailed pro forma presentations based on varying assumptions you believe may be possible and reasonable likely outcomes for this proposed acquisition.

53.   You disclose that the pro forma financial information has been prepared with OneMain treated as the acquirer. Please explain to us the basis for this assumption.

54.   Please revise to include pro forma financial information for the interim periods as required under Rule 11-02(c) of Regulation S-X.

55.   We note you made several pro forma adjustments within the pro forma combined balance sheet without any explanatory notes. Please revise to include notes in accordance with Rule 11-02(b)(1) of Regulation S-X.

56.   It appears that pro forma adjustments typical in purchase accounting allocations are not included in the pro forma financial information such as those related to loan fair value adjustments at the time of acquisition. Please revise or tell us how you considered the guidance in Rule 11-02 of Regulation S-X in excluding these pro forma adjustments.

Information about IEG Holdings, page 64

57.   Please revise here or in MD&A to provide additional quantitative information and qualitative discussion related to your loan portfolio and related credit metrics and trends. For example, for each period presented disclose and discuss key loan and credit metrics, including but not limited to:

- a roll forward of your loans receivable balance with detail of new originations, principal reductions from cash collections, charge-offs, etc.,

- portfolio yield,

- customer acquisition costs,

- gross charge-off ratio,

- recovery ratio,

- delinquency ratio, and

- allowance for credit losses ratio.

Additionally, present a table of contractual loan maturity by appropriate time period. Your qualitative discussion should allow an investor to assess the underlying credit risk associated with your loans and to assess any trends in credit risk and how these changes are reflected in your allowance for credit losses and provision for credit losses.

Description of IEG Holdings' Business, page 64

58.   Please revise your disclosure to provide a comprehensive description of your business strategy, specifically addressing the role of strategic acquisitions. In this context, we note your disclosure on page 51 that, "[o]ver time, Mr. Mathieson … has reviewed and discussed with the Board business, operational and strategic plans … including a variety of strategic acquisition alternatives."

59.   We note that you filed a Form 8-K on December 15, 2016 announcing, in part, that you had launched a private offering of up to $10 million aggregate principal amount of your 12% senior unsecured notes due December 31, 2026. Please revise your disclosure in the prospectus to include information with respect to this program, and provide an update as to the status of the offering.

60.   We note that you filed a Form 8-K on January 9, 2017 announcing that your board of directors had approved a stock repurchase program authorizing the open market repurchase of up to $2,000,000 of your common stock. Please revise your disclosure in the prospectus to include information about this program. Please also either provide us with a brief legal analysis that supports IEG's apparent belief as to why Regulation M would not prohibit the repurchase of your shares during this offering, or alternatively revise your disclosure to indicate that you will not be able to make repurchases during the tender offer.

Competitive Strengths, page 66

61.   We note your statement in the "Proven Business Model" bullet that Mr. Mathieson established a similar business in Australia that forms the foundation of your United States business model. Please clarify here the status of the Australian business.

Products, page 67

62.   Please revise this chart to include the prevailing maximum statutory rate for each state.

Corporate History, page 72

63.   Please disclose why IEG ceased doing business in Australia in 2012 and how the business was terminated or otherwise discontinued.

IEG Holdings' Management's Discussion and Analysis of Financial Condition and Results of Operations, page 74

64.   We note credit losses have totaled 63%, 63%, and 118% of interest revenue for the nine months ended September 30, 2016 and the years ended December 31, 2015 and 2014, respectively. Considering these significant credit costs, please consider deleting the reference to your 6-year track record of high quality origination, underwriting and servicing of personal loans.

Nine Months Ended September 30, 2016 Compared to Nine Months Ended September 30, 2015, page 75

65.   In order to provide balanced disclosure, please either remove your statement that you "expect [your] interest revenue to grow significantly in future periods as [you] continue to grow [your] loan book," or provide an additional statement regarding the corresponding significant growth in your other operating expenses. Please also make similar changes when you discuss growth in your interest revenue elsewhere in the MD&A. Alternatively, please explain why you think such revisions would be inappropriate.

Liquidity and Capital Resources, page 81

66.   We note your disclosure here and elsewhere that your recurring losses and your lack of positive net cash flows from operations raise substantial doubt about your ability to meet your obligations and to continue as a going concern. We also note your disclosure that you intend to seek additional capital to continue operations. Considering the disclosure of your current liquidity concerns, please revise to explain the rationale behind the board of director's approval of a stock repurchase plan of up to $2,000,000 of your common stock disclosed in a Form 8-K filed on January 9, 2017. Please also explain how you anticipate funding the share repurchases.

67.   We note that BFG is entitled to 20% of the "Net Profit" of IEC SPV until August 2025. Please add risk factor disclosure regarding this arrangement and its impact on your net income.

IEG Holdings; Management

Director Qualification, page 86

68.   Please provide the information required by Item 407(e)(4) of Regulation S-K. Refer to Item 19(a)(7) of Form S-4.

Executive Compensation – IEG Holdings, page 88

69.   We note that you refer to the $1,000,000 bonus paid to Mr. Mathieson as "deferred compensation" on page 89, but your disclosure indicates that he received the benefit during 2014. Please revise your disclosure to clarify the nature of this benefit.

OneMain's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 102

70.   Please expand to present the required disclosures of OneMain Holdings, Inc. for the period ended September 30, 2016 in accordance with Item 17(b)(8) of Form S-4.

Material U.S. Federal Tax Consequences, page 151

71.   Please revise your disclosure to clarify that it is based on the tax opinion you are receiving from counsel, identifying counsel by name.

72.   Please delete the assumption that the transactions will qualify as a reorganization and instead provide an opinion of counsel as to this consequence if it is a material tax consequence of the transactions.

IEG Holdings Financial Statements

Note 1 – Summary of Significant Accounting Policies – Fair Value of Financial Instruments, page F-10

73.   Please revise your annual and interim financial statements to disclose the information required in ASC 825-10-50-10 for your loans receivable or tell us where this information is disclosed.

September 30, 2016 Interim Financial Statements

Statements of Stockholders' Equity, page F-23

74.   Please revise to provide relevant information related to the subscription receivable of $2,977,950 recorded in Stockholder's Equity at September 30, 2016.

Statements of Cash Flows, page F-24

75.   Please reconcile for us the $93,050 of "Proceeds from issuance of preferred stock" for the nine months ended September 30, 2016 to the disclosure of on page F-29 that $3,071,000 of preferred stock was issued on March 22, 2016.

Note 5. Stockholders' Equity, page F-29

76.   We note you completed a number of reverse stock splits and forward stock splits during the periods presented in the prospectus. Please revise to discuss the underlying purpose of each reverse and forward stock split.

Schedule TO-T Filed January 5, 2017

General

77.   Please tell us how you have met the delivery requirements of Rule 14d-4(b). See Question E.1 in the Third Supplement to the Manual of Publicly Available Interpretations (July 2001).

78.   Advise us, with a view toward revised disclosure, how IEG has fulfilled its disclosure obligations imposed by General Instruction C to Schedule TO.

Item 3. Identity and Background of Filing Person

79.   The disclosure which has been incorporated by reference does not appear to affirmatively state whether or not any person identified pursuant to Instruction C or IEG was (i) convicted in a criminal proceeding or (ii) the subject of any judicial or administrative proceeding. Please revise or advise. See Item 1003(c)(3) of Regulation M-A and General Instruction E to Schedule TO (which requires an affirmative statement in the negative to any disclosure item within the schedule).

Item 4. Terms of the Transaction

80.   Please revise your response to this item to add a specific reference or references to the relevant sections of the prospectus. Please refer to General Instruction F of Schedule TO.

Item 6. Purposes of the Transaction and Plans or Proposals

81.   Please revise the Schedule TO to include, through incorporation by reference or otherwise, the information required by Item 1006(b) of Regulation M-A. See Item 6 to Schedule TO.

Item 10. Financial Statements

82.   Please revise the Schedule TO to include, through incorporation by reference or otherwise, the information required by Item 1010(a)(3) of Regulation M-A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact H. Stephen Kim, Assistant Chief Accountant, at (202) 551-3291, or Michael Volley, Staff Accountant, at (202) 551-3437, if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton, Staff Attorney, at (202) 551-3107, Jennifer López, Staff Attorney - Office of Mergers and Acquisitions, at (202) 551-3792, Nicholas Panos, Senior Special Counsel – Office of Mergers and Acquisitions, at (202) 551-3266, or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services